Ruhnn Holding Limited

Floor 11, Building 2, Lvgu Chuangzhi Development Center

788 Hong Pu Road

Jianggan District, Hangzhou 310016

People’s Republic of China

February 25, 2020

VIA EDGAR

Mr. Tony Watson

Ms. Donna Di Silvio

Office of Trade & Services
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ruhnn Holding Limited Form 20-F for the Fiscal Year Ended March 31, 2019 Filed July 30, 2019 File No. 001-38852

Dear Mr. Watson and Ms. Silvio:

Ruhnn Holding Limited (the “Company”) confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated February 20, 2020 (the “Comment Letter”), containing the Staff’s comments on the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2019.  Due to the additional time required to address some of the issues in responding to the comments, the Company respectfully requests an extension of the deadline for its responses.  The Company expects to provide its responses to the Comment Letter no later than March 19, 2020.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Yi Gao of Simpson Thacher & Bartlett LLP, by phone at +852-2514-7620 (office) or +852 6588-7136 (cell) or by email at ygao@stblaw.com.

Sincerely,

/s/ Jacky Jinbo Wang
Jacky Jinbo Wang
Chief Financial Officer
cc:	Yi Gao, Esq.
Simpson Thacher & Bartlett LLP